EXHIBIT 12(a)

GENERAL MOTORS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(dollars in millions)
Income from continuing operations	$1,483	$228	$1,736	$601	$4,452	$5,576	$3,049
Income taxes	656	125	533	768	2,393	3,118	1,636
(Income)/losses of and dividends from nonconsolidated associates	58	5	(43)	183	350	375	337
Amortization of capitalized interest	17	19	73	73	69	66	68

Income from continuing operations before income taxes, undistributed income of nonconsolidated associates, and capitalized interest	2,214	377	2,299	1,625	7,264	9,135	5,090

Fixed charges included in income from continuing operations
Interest and related charges on debt	2,128	2,001	8,327	8,527	9,475	7,642	6,441
Portion of rentals deemed to be interest	92	83	318	330	341	284	251

Total fixed charges included in income from continuing operations	2,220	2,084	8,645	8,857	9,816	7,926	6,692

Earnings available for fixed charges	$4,434	$2,461	$10,944	$10,482	$17,080	$17,061	$11,782

Fixed charges
Fixed charges included in income from continuing operations	$2,220	$2,084	$8,645	$8,857	$9,816	$7,926	$6,692
Interest capitalized in the period	44	57	191	171	137	95	110

Total fixed charges	$2,264	$2,141	$8,836	$9,028	$9,953	$8,021	$6,802

Ratio of earnings to fixed charges	1.96	1.15	1.24	1.16	1.72	2.13	1.73